# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Odyssey Therapeutics, Inc., CIK 0001882782
CUSIP: 67613T104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 51 Sleeper Street, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 05/08/2026
Filed by CIK 0002040933
Persons authorized to receive notices and communications: Anna Bitton, Dimension Management, L.P., 632 Broadway, Suite 801, New York, New York (NY), 10012, (917) 450-1156

## Reporting persons
- Dimension Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,333,516; sole dispositive power 0; shared dispositive power 3,333,516; aggregate amount beneficially owned 3,333,516 (7.1% of the class)
- Dimension Capital II, L.P. (CIK 0002040933): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,333,516; sole dispositive power 0; shared dispositive power 3,333,516; aggregate amount beneficially owned 3,333,516 (7.1% of the class)
- Dimension Capital II GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,333,516; sole dispositive power 0; shared dispositive power 3,333,516; aggregate amount beneficially owned 3,333,516 (7.1% of the class)
- Dimension Management GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,333,516; sole dispositive power 0; shared dispositive power 3,333,516; aggregate amount beneficially owned 3,333,516 (7.1% of the class)
- Adam Goulburn: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,333,516; sole dispositive power 0; shared dispositive power 3,333,516; aggregate amount beneficially owned 3,333,516 (7.1% of the class)
- Zavain Dar (CIK 0001852075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,333,516; sole dispositive power 0; shared dispositive power 3,333,516; aggregate amount beneficially owned 3,333,516 (7.1% of the class)
- Nan Li (CIK 0002131608): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,333,516; sole dispositive power 0; shared dispositive power 3,333,516; aggregate amount beneficially owned 3,333,516 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Odyssey Therapeutics, Inc.
Address of issuer's principal executive offices: 51 Sleeper Street, Boston, Massachusetts (MA), 02210

## Item 2. Identity and Background
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Odyssey Therapeutics, Inc. (the "Issuer") are:

Dimension Management, L.P. ("Dimension Management")
Dimension Capital II, L.P. ("Dimension Capital II")
Dimension Capital II GP, LLC ("Dimension Capital II GP")
Dimension Management GP, LLC ("Dimension Management GP," and together with Dimension Management, Dimension Capital II, and Dimension Capital II GP, the "Dimension Entities")
Adam Goulburn
Zavain Dar
Nan Li

Dimension Management is the investment advisor to Dimension Capital II. Dimension Management GP is the general partner of the general partner of Dimension Management. Dimension Capital II GP is the general partner of the general partner of Dimension Capital II. Mr. Goulburn, Mr. Dar, and Mr. Li are members of each of Dimension Management GP and Dimension Capital II GP.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 632 Broadway, Suite 801, New York, NY 10012.
Present principal occupation or employment: The principal business of the Dimension Entities is the purchase, holding, and selling of securities for investment purposes. The principal occupation of each of Mr. Goulburn, Mr. Dar, and Mr. Li is the management of the Dimension Entities and other related entities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Each of Dimension Management and Dimension Capital II is a Delaware limited partnership.
Each of Dimension Capital II GP and Dimension Management GP is a Delaware limited liability company.
Mr. Goulburn is an Australian citizen.
Each of Mr. Dar and Mr. Li is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Prior to the Issuer's initial public offering (the "IPO"), Dimension Capital II acquired (i) 512,862 shares of Common Stock for an aggregate purchase price of $49,835 through the exercise of warrants held by Dimension Capital II (such number giving effect to the Issuer's 1-for-9.7170 reverse stock split effected prior to the closing of the IPO) and (ii) shares of Series D Convertible Preferred Stock (the "Preferred Stock") that automatically converted into 1,709,543 shares of Common Stock at the closing of the Issuer's IPO for an aggregate purchase price of $24,999,999. Dimension Capital II acquired 1,111,111 shares of Common Stock for an aggregate purchase price of $19,999,998 in the Issuer's IPO. The source of funds for the acquisitions of Common Stock and Preferred Stock reported on this Schedule 13D was the working capital of Dimension Capital II.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock set forth in this Schedule 13D and hold their shares of Common Stock for investment purposes. Nan Li currently serves as a member of the Issuer's Board of Directors.

Each Reporting Person expects to continuously review such person's investment in the Issuer and, depending on various factors including but not limited to, the price of the Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose of or distribute some or all of its Common Stock or such other securities as it owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer's management, directors, other shareholders and others, the Issuer's performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentages set forth in row 13 are based on 47,174,156 shares of Common Stock outstanding, after giving effect to the closing of the Issuer's IPO, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on May 8, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: On May 8, 2026, the closing date of the Issuer's IPO, (i) Dimension Capital II purchased 1,111,111 shares of Common Stock at a purchase price of $18.00 per share and (ii) shares of Preferred Stock held by Dimension Capital II automatically converted into 1,709,543 shares of Common Stock. Except as described herein, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Dimension Management, L.P.: By Dimension Management GP, LLC, its general partner (05/15/2026)
- Dimension Management, L.P.: /s/ Adam Goulburn, Member (05/15/2026)
- Dimension Capital II, L.P.: By Dimension Capital II GP, LP, its general partner (05/15/2026)
- Dimension Capital II, L.P.: /s/ Adam Goulburn, Member (05/15/2026)
- Dimension Capital II GP, LLC: /s/ Adam Goulburn, Member (05/15/2026)
- Dimension Management GP, LLC: /s/ Adam Goulburn, Member (05/15/2026)
- Adam Goulburn: /s/ Adam Goulburn, Adam Goulburn (05/15/2026)
- Zavain Dar: /s/ Zavain Dar, Zavain Dar (05/15/2026)
- Nan Li: /s/ Nan Li, Nan Li (05/15/2026)